United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.                         ) *

sustainable projects group inc.

(Name of Issuer)

shares of common stock, $0.0005 par value per share

(Title of Class of Securities)

86933P 105

(CUSIP Number)

Mr. Paul Meier

Steinlerstrasse 18

Wangi, 9545

Switzerland

41 79 797 4423

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D	Page 2

CUSIP No. 86933P 105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Paul Meier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF (Personal Funds)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,508,152
8.	Shared Voting Power 0
9.	Sole Dispositive Power 1,508,152
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,152 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Person (See Instructions) IN (individual)

Schedule 13D	Page 3

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.0005 par value per share, of Sustainable Projects Group Inc, a Nevada corporation (“SPGX”). The principal executive office of SPGX is located at 225 Banyan Boulevard, Suite 220, Naples, Florida, 34102.

Item 2. Identity and Background

(a)	Paul Meier
(b)	Steinlerstrasse 18, Wangi, 9545, Switzerland
(c)	Consultant
(d)	During the last five years, Mr. Meier has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Meier was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Meier is a citizen of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration

Paul Meier has an indirect beneficial interest in 0 shares of common stock in the capital of SPGX.

On December 11, 2018 Mr. Meier purchased 1,500,000 shares in the capital of SPGX in a private transaction at a sale price of $0.0005 per share.

Item 4. Purpose of Transaction

Paul Meier acquired the shares in private transactions as personal investments. Depending on market conditions and other factors, Mr. Meier may acquire additional securities of SPGX as Mr. Meier deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with SPGX or otherwise. Mr. Meier also reserves the right to dispose of some or all of those shares in the open market, in privately negotiated transactions to third parties or otherwise.

Schedule 13D	Page 4

As of the date of this document, Mr. Meier does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of SPGX, or the disposition of securities of SPGX;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SPGX or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of SPGX or any of its subsidiaries;

(4)	any change in the present board of directors or management of SPGX including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization of dividend policy of SPGX;

(6)	any other material change in SPGX’s business or corporate structure;

(7)	changes in SPGX’s Articles of Incorporation or other actions that may impede an acquisition of control of SPGX by any person;

(8)	a class of securities of SPGX to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of SPGX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Paul Meier is the beneficial owner of 1,508,152 shares of common stock of SPGX. The shares represent an aggregate 17.4% of the issued and outstanding shares of common stock of SPGX.

(b)	Paul Meier holds the sole power to vote and to dispose of the 1,508,152 shares of common stock of SPGX.

(c)	Paul Meier has not affected any transaction in the common stock of SPGX during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Paul Meier or any other person with respect to any securities of SPGX, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

None.

Schedule 13D	Page 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019	By:	/s/ Paul Meier
Paul Meier